Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2025 and June 30, 2025	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended December 31, 2025, and 2024	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended December 31, 2025, and Year Ended June 30, 2025	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2025 and Year Ended June 30, 2025	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

ACCO GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND JUNE 30, 2025
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	December 31, 2025	June 30, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$6,325,111	$2,450,033
Restricted cash	—	886
Accounts receivable, net	301,599	293,599
Accounts receivable, related party	4,863	11,265
Deposits and other current assets, net	571,111	77,263
Tax recoverable	224,820	40,710
Total current assets	7,427,504	2,873,756

Non-current assets:
Plant and equipment, net	29,523	27,632
Deferred initial public offering (“IPO”) costs	—	750,361
Operating lease right-of-use assets, net	189,264	255,389
Deferred tax assets	4,662	2,738
Total non-current assets	223,449	1,036,120
TOTAL ASSETS	$7,650,953	$3,909,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,273	$38,017
Operating lease liabilities, current	111,073	126,227
Income tax payable	—	70,397
Accrued liabilities and other payables	955,898	763,767
Contract liabilities	665,565	560,621
Amount due to a beneficial owner	—	7,485
Amounts due to related company	—	8,891
Total current liabilities	1,760,809	1,575,405

Non-current liabilities:
Operating lease liabilities, non-current	102,875	147,587
Total non-current liabilities	102,875	147,587
TOTAL LIABILITIES	$1,863,684	$1,722,992

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary share, $0.00008 par value; 625,000,000 shares authorized, 13,949,900 and 12,500,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively	$1,145	$1,000
Additional paid in capital	3,508,805	—
Retained earnings	2,243,793	2,149,596
Accumulated other comprehensive income	33,526	36,288
Total shareholders’ equity	5,787,269	2,186,884
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,650,953	$3,909,876

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$2,616,012	$2,589,890
Revenues – related parties	22,828	22,707
Cost of revenues	$(1,508,546)	(1,261,676)
Cost of revenues – related parties	(93,584)	(223,542)
Gross profit	1,036,710	1,127,379

Operating expenses
Selling and marketing expenses	(186,744)	(162,031)
Selling and marketing expenses – related parties	(50,102)	(52,873)
General and administrative expenses	(727,349)	(330,042)
General and administrative expenses – related parties	(1,227)	(2,456)
Total operating expenses	(965,422)	(547,402)

Operating income	71,288	579,977

Other income, net	27,887	35,788

Income before taxes	99,175	615,765

Provision for income taxes	(4,978)	(54,448)
Net income	$94,197	$561,317

Other comprehensive income
Foreign currency translation adjustment	(2,762)	(1,234)
Total comprehensive income	$91,435	$560,083

Earning per share – basic and diluted	0.007	0.045
Basic and diluted weighted average shares outstanding	13,121,967	12,500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Number of Shares*	Ordinary Shares*	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, July 1, 2025 (audited)	12,500,000	$1,000	$—	$2,149,596	$36,288	$2,186,884
Issue of shares pursuant to IPO, net of offering costs (Note 10)	1,449,900	145	3,508,805	—	—	3,508,950
Net income	—	—	—	94,197	—	94,197
Foreign currency translation adjustment	—	—	—	—	(2,762)	(2,762)
Balance, December 31, 2025 (unaudited)	13,949,900	$1,145	$3,508,805	$2,243,793	$33,526	$5,787,269
Balance, July 1, 2024 (audited)	12,500,000	$1,000	$—	$1,127,871	$19,594	$1,148,465
Net income	—	—	—	561,317	—	561,317
Foreign currency translation adjustment	—	—	—	—	(1,234)	(1,234)
Balance, December 31, 2024 (unaudited)	12,500,000	$1,000	$—	$1,689,188	$18,360	$1,708,548

____________

*        Retrospectively restated for effect of share reorganization (see Note 10)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$94,197	$561,317
Depreciation of plant and equipment	6,621	5,175
Amortization of operating lease right-of-use assets	65,828	73,215
Allowance for (reversal of) expected credit loss, net	1,664	(12,130)
Impairment loss on trade receivables	3,095	14,120
Changes in assets and liabilities:
Accounts receivable	(6,357)	13,948
Deposits and other current assets	(493,848)	(51,009)
Accounts payable and other payables	182,387	35,255
Deferred tax assets	(1,924)	(2,940)
Contract liabilities	104,944	(89,214)
Amounts due to related parties	—	(35,158)
Amount due from beneficial shareholder	—	(513)
Operating lease liabilities	(59,560)	(51,568)
Income tax recoverable/payables	(254,507)	(97,458)
Net cash (used in) generated from operating activities	(357,460)	363,040

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(8,514)	(19,231)
Net cash used in investing activities	(8,514)	(19,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO costs	—	(449,220)
Payments of offering costs for IPO	(1,540,289)	—
Proceeds from issuance of shares pursuant to IPO	5,799,600	—
Advance from related parties	104,690	391,131
Repayments to related parties	(120,909)	(348,064)
Net cash generated from (used in) financing activities	4,243,092	(406,153)

Net increase/(decrease) in cash and cash equivalents and restricted cash	3,877,118	(62,344)
Effect of foreign currency translation on cash and cash equivalents	(2,926)	(668)
Cash and cash equivalents and restricted cash, beginning of period	2,450,919	2,038,444
Cash and cash equivalents and restricted cash, end of period	$6,325,111	$1,975,432

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease obligations	$—	$310,842
Offset amount due from a beneficial owner and amounts due to a related party	$—	$61,680

Supplementary cash flow information:
Taxes paid	$261,467	$163,682
Interest received	$9,402	$12,581

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Acco Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 31, 2024, as an investment holding company. The Company operates its primary business through three indirectly wholly owned subsidiaries (herein collectively referred to as the “Group”):

1.      Accolade IP (SG) Pte. Ltd. (“ASG”) — Incorporated and domiciled in Singapore and engaged in providing intellectual property (“IP”) registration services.

2.      Accolade Corporate Services Limited (“ACSL”) — Incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”) and engaged in providing corporate secretarial services.

3.      Accolade Consultants Limited (“ACL”) — Also incorporated and domiciled in HK SAR and engaged in providing accounting services.

The Group is headquartered in Hong Kong, with its operations primarily involved in corporate secretarial and accounting services in Hong Kong, and IP registration services in Singapore.

The following is an organization chart of the Company and its subsidiaries:

As of December 31, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
Starry Prospect Limited	• A BVI company • Incorporated on June 11, 2024	100%	Holding company
Accolade Corporate Services Limited (“ACSL”)	• A Hong Kong company • Incorporated on December 4, 2009	100%	Corporate secretarial services
Accolade Consultants Limited (“ACL”)	• A Hong Kong company • Incorporated on August 2, 2010	100%	Accounting services
Accolade IP (SG) Pte. Ltd. (“ASG”)	• A Singapore company • Incorporated on January 26, 2018	100%	IP registration services

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on June 21, 2024. As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of the Company, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, the Company acquired, through Starry Prospect, all the issued share capital of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of USD2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company. The acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd. did not involve actual cash payments, as the payer and payee were ultimately controlled by the same parties. Instead, the consideration was recorded as intercompany balances, which were subsequently eliminated in consolidation. As at the date of this report, the Company’s immediate and ultimate parent company is Star Blessings Limited (“Star Blessing”). As of the date of this report, Star Blessing is wholly owned by Mr. Yuen Yuk HAU.

From July 1, 2022, through June 21, 2024, Accolade Consultants Limited and Accolade Corporate Services Limited were ultimately controlled by Mr. Yuen Yuk Hau, his spouse, and Mr. Cheung Po Lui through their ownership of Starry Charm Limited. During the same period, Accolade IP (SG) Pte. Ltd. was ultimately controlled by the same parties through Starry Insight Holdings Limited. Throughout this period, the board of directors and management of these entities were led by Mr. Yuen Yuk Hau and Mr. Cheung Po Lui, ensuring coordinated oversight and strategic alignment.

As the Company and its subsidiaries were under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately before and after the group reorganization, they are considered as common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period. The consolidated financial statements are prepared as if the current group structure had been in existence since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The shares of the Company began trading on the Nasdaq Capital Market, under the ticker symbol “ACCL”. The Company consummated its initial public offering of 1,400,000 ordinary shares at the price of $4.00 per ordinary shares. As a result, the Company has raised aggregate gross proceeds of $5,600,000 in the initial public offering, before deducting underwriting discounts and other related expenses. The underwriters were granted a 45-day over-allotment Option to purchase up to an additional 210,000 ordinary shares. On November 19, 2025, the underwriters exercised the over-allotment option resulted in the sale of 49,900 additional shares, contributing $199,600 in additional gross capital. As a result, the Group has raised aggregate gross proceeds of $5,799,600, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 10.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended June 30, 2025 and 2024.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management makes these estimates using the best information available when the calculations are made. Significant accounting estimates reflected in the Group’s its unaudited condensed consolidated financial statement include the useful lives of plant and equipment, impairment of long-lived assets, operating right-of-use assets and lease liabilities (including lease term and discount rate assumptions), allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States Dollars (“USD” or “$”), which is the reporting currency of the Group. The functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), the functional currency of its subsidiary in Singapore is Singapore Dollars (“SGD” or “S$”), and the functional currency of its subsidiary incorporated in the British Virgin Islands is United States Dollars. These are considered their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters.”

The Group’s assets and liabilities are translated into USD from HKD and SGD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD and SGD into USD has been made at the following exchange rates:

	For the six-months ended December 31,
	2025	2024
Six months end $: HK$ exchange rate	7.8000	7.8000
Six months end average $: HK$ exchange rate	7.8000	7.8000
Six months end $: S$ exchange rate	1.2845	1.3597
Six months end average $: S$ exchange rate	1.2905	1.3498

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in Hong Kong, Mainland China and Singapore. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection was up to HKD500,000 and has been raised to HKD800,000 from October 1, 2024 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents amounts held in 6-month to 12-month fixed deposit accounts, which generates interest income. As of December 31, 2025 and June 30, 2025, the Group held fixed deposit accounts of $Nil and $886. The interest earned on restricted cash for the six months ended December 2025 and 2024 was $1,698 and $12,581. The interest rates on these fixed deposits ranged from 2.9% to 4.46%. The Group recognized interest income from fixed deposit accounts as other income in the consolidated statements of operations and comprehensive income for the six months ended December 31, 2025 and 2024.

Prepayment, deposits and other current assets

Prepayment is mainly payment made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are non-refundable and bear no interest.

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net, primarily consists of interest income receivables from fixed deposits bank accounts.

Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. No impairment loss was recognized for the six months ended December 31, 2025 and 2024.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Group typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvement	life of lease
Furniture and fixtures	5 years
Computer	5 years
Office equipment	5 years
Motor vehicle	5 years

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Group’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

The Company capitalizes certain legal, accounting, and other direct and incremental costs incurred in connection with its planned initial public offering (“IPO”). These deferred offering costs are recorded as a non-current asset on the balance sheet. Upon successful completion of the IPO, the deferred offering costs are reclassified as a reduction of the IPO proceeds in shareholders’ equity. If the IPO is abandoned, these costs are immediately expensed in the period of abandonment.

Lease

Effective July 1, 2022, the Group adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Group does not have reasonable certainty at lease inception that these options will be exercised. The Group generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Group has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2025 and June 30, 2025, there were approximately $189,264 and $255,389 right of use (“ROU”) assets and approximately $213,948 and $273,814 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5.625% p.a. was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5.625%.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon acceptance of quotation for corporate secretarial services/accounting services/IP registration services and advances from clients related to the services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets. The Group recognized contract liabilities of $665,565 and $560,621 as at December 31, 2025 and June 30, 2025.

Recent accounting pronouncements

Recent issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (“ASU 2024-03”) to expand expense disclosures by requiring disaggregated disclosure of certain income statement expense line items, including those that contain purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or our fiscal 2028, and subsequent periods, with early adoption permitted. The amendments should be applied prospectively, but retrospective application is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We are evaluating the effect this guidance will have on our segment disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

Revenue Recognition

Effective July 1, 2022, the Group adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2022 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Group’s historic accounting under ASC Topic 605. The Group’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to July 1, 2022. The effect from the adoption of ASC Topic 606 was not material to the Group’s consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

five-step model defined by ASC Topic 606 requires the Group to:

1.      identify its contracts with customers;

2.      identify its performance obligations under those contracts;

3.      determine the transaction prices of those contracts;

4.      allocate the transaction prices to its performance obligations in those contracts; and

5.      recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration the relevant IP registration or renewal is successfully expected in exchange for those services.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

Principal:    The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

Agent:    The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

The Group currently generates its revenue from the following:

Corporate Secretarial Services — Continuous Services

The Group provides Corporate Secretarial Services, including acting as a named Company Secretary, providing a registered office address, and serving as a designated representative for both Hong Kong and offshore companies.

The Group enters into fixed-price service agreements with customers, specifying the services to be delivered, the transaction price, and the payment terms. These contracts typically cover a 12-month service period with no variable consideration.

The performance obligation is identified as a single combined performance obligation because the services are highly interrelated, and the client benefits from them as a complete package. The Group recognizes revenue over time, as the customer receives and consumes the benefits of the Group’s services throughout the contract period. Revenue is recognized on a straight-line basis over the 12-month service period. Payment terms are typically structured with an upfront payment covering the first portion of the service, with subsequent payments made at agreed intervals during the service period.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Corporate Secretarial Services — One-off Services

The Group provides One-off Corporate Secretarial Services for both Hong Kong and Offshore companies, including new company incorporation, handling business registration, and other ad hoc corporate services. The Group enters into fixed-price service agreements, specifying the services to be delivered, the transaction price, and the payment terms. Contracts typically cover a one-time service with no variable consideration.

The performance obligation is identified as a single obligation to ensure that the customer receives the necessary corporate services. Since the client does not benefit from the service until it is fully completed, the Group recognizes revenue at a point in time, when the service is completed and delivered to the client. Revenue is recognized upon completion of the service. Payment terms typically include an upfront payment upon signing the contract, with the remaining balance due upon completion of the service.

Accounting Services

The Group provides accounting services to its customers, including bookkeeping, financial report preparation, tax computation, and related filings, under fixed-price service agreements. These agreements specify the services to be provided, the transaction price, and the payment terms. The contracts are typically short-term (under 12 months) with no variable consideration.

The performance obligations are the distinct services promised in the agreements. Each service is a separate performance obligation. Revenue is recognized at a point in time, when (i) accounting service is rendered; financial report preparation is delivered; and (iii) tax filing is completed to customers.

Revenue is recognized at a point in time when performance obligation is satisfied, typically upon the completion and delivery of the financial statements, or tax filings, or other accounting deliverables as outlined in the contract.

Revenue is recognized when the deliverables are provided to the customer, typically at the conclusion of the contract. Payment terms generally include an upfront deposit, with the remaining balance paid upon completion of the accounting services.

Intellectual Property (IP) Registration Services

The Group provides intellectual property registration services, including conducting IP searches, filing IP applications, and processing renewals. The Group enters into fixed-price service agreements with its clients, specifying the services to be delivered, the transaction price, and the payment terms. Contracts are typically satisfied within a year with no variable consideration.

The performance obligation is identified as a single obligation because the various services involved (search, application, renewal) are not distinct within the context of the contract and are provided as part of a complete service package. The Group recognizes revenue at a point in time when the IP registration process is completed, such as when an IP application is successfully filed or renewed.

Revenue is recognized when the relevant IP registration or renewal is successfully completed and accepted. Payment terms typically include an upfront payment, with the remaining balance payable upon completion of the registration or renewal process.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition and Transaction Price Allocation

The Company recognizes revenue based on the five-step model under ASC 606. Below is a discussion of transaction price allocation and performance obligations by segment:

Corporate Secretarial Services

For Hong Kong, the transaction price is typically specified as a single fee in the service agreement and allocated entirely to the combined performance obligation of acting as a named company secretary, providing a registered office address, and serving as a designated representative. These services are highly interrelated and delivered continuously over the 12-month contract period, with revenue recognized evenly over time as the services are provided. For offshore jurisdictions, such as the Cayman Islands or the British Virgin Islands, the transaction price for annual compliance filings is allocated entirely to the single performance obligation of ensuring compliance with the relevant filing requirements. Revenue is recognized at a point in time upon completion of the filings.

Accounting Services

The transaction price in service contracts is allocated to distinct performance obligations, including bookkeeping, financial statement preparation, and tax filings. Each service provides standalone value and is recognized separately: bookkeeping upon as services are performed, financial statements upon their delivery, and tax filings upon submission to tax authorities. Revenue is recognized at these distinct points in time as each obligation is satisfied. The transaction price for each contract is allocated based on Standalone Selling Prices (SSP) determined through observable market pricing, cost-plus margin analysis, or market-adjusted pricing models. The relative SSP method is applied to ensure fair allocation of revenue among distinct services. Discounts, if any, are allocated proportionally across performance obligations unless specifically attributed to a single component.

IP Registration Services

The transaction price is determined based on the total fee for IP-related activities, such as application filings, renewals, and searches. These activities are interdependent and provided as part of a single service package. The transaction price is allocated to the combined performance obligation and recognized at a point in time when the IP registration milestone is achieved, such as the successful filing or renewal of an application.

The details of revenue and cost of revenue of the Group is as follows:

	For the Six months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$2,616,012	$2,589,890
Revenue – related parties	22,828	22,707
Cost of Revenue	(1,508,546)	(1,261,676)
Cost of Revenue – related parties	(93,584)	(223,542)
Gross Profit	$1,036,710	$1,127,379
Gross Profit Margin	39.3%	43.2%

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the Six months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Corporate secretarial services	$1,596,118	$1,525,397
Corporate secretarial services – related party	22,828	22,707
Accounting services	624,430	493,520
IP registration services	395,464	570,973
Total	$2,638,840	2,612,597

In accordance with ASC 606, we recognize revenue when control of the promised services is transferred to our customers. The disaggregation of revenue by timing of transfer is as follows:

	For the Six months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue recognized over time:
– Corporate secretarial services – continuous services	$886,941	$863,971

Revenue recognized at a point in time:
– Corporate secretarial services – one-off services	732,005	684,133
– Accounting services	624,430	493,520
– IP registration services	395,464	570,973
Total	$2,638,840	$2,612,597

Cost of Revenues

Cost of revenues primarily includes direct costs associated with delivering our services. These costs include:

•        Corporate Secretarial Services:    Staff costs, Business registration fees, government filing fees, and other third-party costs incurred to fulfill client engagements.

•        Accounting Services:    Staff costs, freelancer fees and costs related to outsourced accounting support.

•        Intellectual Property Registration Services:    Staff costs and fees paid to third-party IP agents and filing costs.

The cost of revenues is recognized as incurred, aligning with the timing of the corresponding revenue recognition.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and June 30, 2025, the balance of allowance for doubtful accounts for accounts receivable was $15,901 and $14,237, respectively.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, carpark rental and office management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses and media expense.

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

Comprehensive Income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings Per Share

The Group computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended December 31, 2025 and 2024.

Segment Reporting

The Group follows FASB ASC Topic 280, Segment Reporting, segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker, who is our chief executive officer, manages the business under three operating segments, which are our reportable segments: (1) Corporate Secretarial Services, (2) Accounting Services; (3) IP Registration Services.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Accounts receivable	$317,500	$307,836
Accounts receivable – related parties	4,863	11,265
Less: allowance for expected credit loss	(15,901)	(14,237)
	$306,462	$304,864

The movement of allowances for expected credit loss is as follow:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Balance at beginning of the year	$(14,237)	$(25,676)
Reversal of provision	—	11,439
Provision	(1,664)	—
Ending balance	$(15,901)	$(14,237)

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 4 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Deposits	$71,379	$72,071
Prepayment	494,895	3,261
Other current assets, net	4,837	1,931
	$571,111	$77,263

The Group regularly evaluates the collectability of deposits and other receivables based on historical data, current market conditions, and any specific circumstances related to each receivable. Given that no material collectability issues have been identified, no allowance for doubtful accounts has been recorded as of December 31, 2025 and June 30, 2025.

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
At cost:
Office equipment	$96,146	$93,646
Computer	88,731	82,786
Fixture and fittings	3,280	3,283
Motor vehicle	79,359	79,359
Leasehold improvement	19,231	19,231
	286,747	278,305
Less: accumulated depreciation	(257,224)	(250,673)
Total	$29,523	$27,632

Depreciation expense for the six months ended December 31, 2025 and 2024 was $6,621 and $5,175, respectively. No impairment loss was recognized for the six months ended December 31, 2025 and 2024.

NOTE 6 — LEASES

As of December 31, 2025 and June 30, 2025, the right-of-use assets totaled $189,264, and $255,389, respectively.

As of December 31, 2025 and June 30, 2025, lease liabilities consist of the following:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Operating lease liabilities – current portion	$111,073	$126,227
Operating lease liabilities – non-current portion	102,875	147,587
Total	$213,948	$273,814

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 6 — LEASES (cont.)

A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Total operating lease expense	$132,231	$130,229
ROU assets obtained in exchange for operating lease liabilities	—	310,842
Interest on leases obligations	6,843	5,446

Other lease information is as follows:

	As of December 31, 2025	As of June 30, 2025
Weighted-average remaining lease term – operating leases	1.7 years	2.2 years
Weighted-average discount rate – operating leases	5.625%	5.625%

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

As of December 31, 2025
(Unaudited)
Period ending December 31, 2026	$132,821
Period ending December 31, 2027	91,909
Total undiscounted lease obligations	224,730
Less: imputed interest	(10,782)
Lease liabilities recognized in the consolidated balance sheet	$213,948

NOTE 7 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Accrued expenses	$322,899	$27,706
Provision for unutilised annual leave	5,882	21,448
Funds held for settlement (Note)	574,781	688,243
Others	52,336	26,370
Total	$955,898	$763,767

____________

Note: We hold certain funds for settlement to third-party service providers. These primarily represent audit fees payable to independent Hong Kong auditors for audit services performed for our clients. As part of our integrated business services, we coordinate these services to streamline processes for our clients, ensuring efficiency and continuity. The Group does not perform any audit work. These amounts are not recognized as revenue, as we do not control the audit services provided, nor do we apply a markup on these fees. No individual item exceeds 5% of total current liabilities as of the reporting date.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 8 — CONTRACT LIABILITIES

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Contract liabilities	$665,565	$560,621

Contract liabilities represented the upfront payments received upon acceptance of quotation by clients in relation to corporate secretarial services/accounting services/IP registration services. These payments are recognized as revenue when our performance obligation is satisfied.

The Group’s contract liabilities are generally recognized as revenue within one year. Revenue recognized during the six months ended December 31, 2025 and 2024 at the beginning of such periods was $560,621 and $485,319 respectively.

NOTE 9 — SEGMENT INFORMATION

The Group follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating gain/(loss) and assets are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Group determined that it operates in three segments (i) corporate secretarial services, (ii) accounting services, and (iii) IP registration services. Further, the Group’s single measure of segment revenue as shown in the table below.

The Group evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment revenue, as shown in the table below.

The Group generates substantially all of its revenues from clients in Hong Kong and Singapore.

The table below sets out a breakdown of our revenue by service segments for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2025 (Unaudited)		2024 (Unaudited)
	$	%	$	%
Corporate secretarial services	1,618,946	61.3	1,548,104	59.2
Accounting services	624,430	23.7	493,520	18.9
IP registration services	395,464	15.0	570,973	21.9
Total	2,638,840	100.0	2,612,597	100.0

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 9 — SEGMENT INFORMATION (cont.)

Information for the Group’s revenue and long-lived assets, consisting primarily of net property and equipment and operating lease right-of-use assets, aggregated by geographical area for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2025 (Unaudited)		2024 (Unaudited)
	$	%	$	%
Hong Kong	2,243,376	85.0	2,041,624	78.1
Singapore	395,464	15.0	570,973	21.9
Total revenues	2,638,840	100.0	2,612,597	100.0
	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Hong Kong	$207,405	$257,688
Singapore	11,382	25,333
Total long-lived assets	$218,787	$283,021

NOTE 10 — EQUITY

Ordinary shares

The Company was incorporated as a limited liability company on May 31, 2024, under the laws of the Cayman Islands. It is a holding company and does not actively engage in any business. According to its Amended and Restated Memorandum and Articles of Association, the Company is authorized to issue 5,000,000,000 ordinary shares with a par value of USD 0.00001 each.

On May 31, 2024, the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. This share was then transferred to Star Blessings Limited. On June 28, 2024, Acco Group Holdings Limited issued additional shares: 924 shares to Star Blessings Limited, 50 shares to Mr. Cheung Po LUI, and 25 shares to Mr. Po TSUI. As a result, the Company was owned by Star Blessings Limited (925 shares), Mr. Cheung Po LUI (50 shares), and Mr. Po TSUI (25 shares).

On June 21, 2024, Starry Prospect Limited, a subsidiary of Acco Group Holdings Limited, acquired all the issued shares of Accolade Consultants Limited and Accolade Corporate Services Limited at the consideration of HKD6,531,673 (USD837,934) and HKD8,768,765 (USD1,124,201), respectively. On the same day, Starry Prospect Limited also acquired all the issued shares of Accolade IP (SG) Pte. Ltd at the consideration of S$121,954 (USD90,457). As a result, all three companies became indirect wholly-owned subsidiaries of Acco Group Holdings Limited.

On August 8, 2024, the shareholders of Acco Group Holdings Limited, including Star Blessings Limited, Mr. Cheung Po LUI, and Mr. Po TSUI, approved a share subdivision. This subdivision split each issued and unissued share with a par value of USD 1 into 100,000 shares with a par value of USD 0.00001. Following the subdivision, the authorized share capital of the Company became USD 50,000, divided into 5,000,000,000 Ordinary Shares. The Company then had 100,000,000 issued and outstanding shares, with 92,500,000 shares held by Star Blessings Limited, 5,000,000 shares by Mr. Cheung Po LUI, and 2,500,000 shares by Mr. Po TSUI.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 10 — EQUITY (cont.)

On August 16, 2024, Star Blessings Limited transferred 4,900,000 shares to Forever Peak Holdings Limited and 4,500,000 shares to River Wise Holdings Limited. Following these transfers, the ownership structure of the Company was as follows: Star Blessings Limited held 83,100,000 shares, Mr. Cheung Po LUI held 5,000,000 shares, Forever Peak Holdings Limited held 4,900,000 shares, River Wise Holdings Limited held 4,500,000 shares, and Mr. Po TSUI held 2,500,000 shares.

On July 11, 2025, the Company’s shareholders approved a one (1) for eight (8) reverse share split of its issued and unissued shares (the “Reverse Share Split”). Following the Reverse Share Split, our then existing 5,000,000,000 ordinary shares issued and unissued with a par value of USD 0.00001 each were divided into a total of 625,000,000 Ordinary Shares issued and unissued with a par value of USD 0.00008 each. The then existing 100,000,000 ordinary shares issued and outstanding were divided into 12,500,000 Ordinary Shares issued and outstanding, of which 10,387,500, 625,000, 612,500, 562,500 and 312,500 Ordinary Shares are held by Star Blessings Limited, Mr. Cheung Po LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po TSUI, respectively. On July 11, 2025, the Company adopted the second amended and restated memorandum and articles of association.

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company has 625,000,000 authorized shares, par value of USD 0.00008, of which 12,500,000 were issued and outstanding as of December 31, 2024 and June 30, 2025.

On October 17, 2025, the Company completed its initial public offering of 1,400,000 ordinary shares at a price of $4.00 per share, raising gross proceeds of $5,600,000. On November 19, 2025, the underwriters exercised their overallotment option, resulting in the issuance of an additional 49,900 Ordinary Shares, contributing $199,600 in additional gross proceeds. Total aggregate gross proceeds from the IPO and overallotment were $5,799,600, prior to deducting underwriting discounts, commissions, and offering expenses. The net proceeds $3,508,805 was credited to additional paid in capital under consolidated statements of changes in shareholders’ equity for the year ended December 31, 2025 after deducting underwriting discounts, commissions, and offering expenses amounted to $2,290,650.

As of December 31, 2025, the total ordinary shares outstanding of the Company increased to 13,949,900 shares. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

Dividends

The holders of Acco’s Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. The directors may by board resolutions declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the shareholders if it appears to our board that they are justified by the financial position of our Company and that such dividends may lawfully be paid. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid

The Company has not declared or paid any dividends for the six months ended December 31, 2025 and 2024. The Company currently intends to retain all future earnings for use in the operation and expansion of its business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 10 — EQUITY (cont.)

Voting Rights

A resolution put to the vote of the meeting shall be decided on a poll. On a poll, a shareholder shall have one (1) vote for each share he holds, unless any shares carry special voting rights. A fraction of an Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote. As of December 31, 2025, the Company hold approximately 74.5% of the total voting power of the Group.

NOTE 11 — EMPLOYEE BENEFIT PLANS

HK SAR

The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Singapore

The Group provides employee benefits to its Singapore-based employees under the Central Provident Fund (CPF), a compulsory savings plan for Singapore residents. The subsidiary and its employees are required to make monthly contributions to the CPF at rates prescribed by Singapore law. Contribution rates vary depending on the employee’s age and wages, with both employer and employee contributions calculated as a percentage of the employee’s monthly wages.

NOTE 12 — PROVISION FOR INCOME TAXES

Cayman Islands and British Virgin Islands

Acco Group Holdings Limited is incorporated in Cayman Islands and Starry Prospect Limited is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Our subsidiary incorporated in Singapore is subject to the Singapore corporate income tax at a rate of 17%. Singapore operates a one-tier corporate tax system, meaning that tax paid by the Subsidiary on its chargeable income is final, and dividends paid to shareholders are exempt from further taxation.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 12 — PROVISION FOR INCOME TAXES (cont.)

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of December 31, 2025 and June 30, 2025.

Significant components of the provision for income taxes are as follows

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Income tax expenses	$6,903	$57,391
Deferred income benefit	(1,925)	(2,943)
Total	$4,978	$54,448

(b) The following table provides the reconciliation of the differences between statutory and effective tax expenses for the year for the six months ended December 31, 2025 and 2024.

	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Income before tax expenses	$99,175	$615,765
Income taxes computed at Hong Kong Profits Tax rate	16,364	83,264
Rate differences in various jurisdictions	4,467	18,893
Tax allowance at the statutory tax rates	(6,246)	(10,207)
Tax effect on non-assessable income	(1,570)	(2,076)
Tax effect of two-tier tax rate	(7,288)	(35,816)
Others	(749)	390
Income taxes	$4,978	$54,448

(c) Deferred tax

Significant components of the deferred tax assets are presented below

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)	(Audited)
Deferred tax assets:
– Provision for credit losses	$275	$(873)
– Plant and equipment	270	568
– Right-of-use asset and lease liabilities	4,117	3,043
Total	$4,662	$2,738

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 13 — CONCENTRATIONS OF RISK

Customers Concentrations

No customer accounted for more than 10% of the Company’s revenue for the six months ended December 31, 2025 and 2024.

Accounts receivables due from one major customer as of December 31, 2025 and June 30, 2025.

	As of December 31, 2025 (Unaudited)		As of June 30, 2025 (Audited)
Customers	Amount $	%	Amount $	%
A	157,688	51.5%	157,843	51.8%

Accounts receivable from the Company’s major customer accounted for 51.5% and 51.8% of total accounts receivable balances as of December 31, 2025 and June 30, 2025, respectively.

Suppliers Concentrations

Major suppliers representing more than 10% of the Company’s costs of revenue.

	For the six months ended
	December 31, 2025 (Unaudited)		December 31, 2024 (Unaudited)
Suppliers	Amount $	%	Amount $	%
A	363,923	22.5%	336,245	22.6%
B	296,169	18.3%	280,564	18.9%
C (Related Party)	78,634	4.9%	190,399	12.8%
Total	738,726	45.7%	807,208	54.3%

Major suppliers of the Company’s accounts payables

	As of December 31, 2025 (Unaudited)		As of June 30, 2025 (Audited)
Suppliers	Amount $	%	Amount $	%
B	6,812	24.1%	21,550	56.7%

Accounts payables from the Company’s major suppliers accounted for 24.1% and 56.7% of total accounts payables balances as of December 31, 2025 and June 30, 2025, respectively.

NOTE 14 — RISKS

A.     Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 14 — RISKS (cont.)

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As the Group has no interest-bearing borrowings, a 1% increase or decrease in interest rates would have no material impact on the Group’s post-tax loss for the six months ended December 31, 2025, and 2024.

B.      Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in HK$ and S$ and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations. and the Company has not maintained any hedging policy against foreign currency risk. As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Moreover, the Company’s monetary assets and liabilities are mainly denominated in HK$ and S$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of HK$ and S$ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.     Economic and political risks

The Company’s operations are mainly conducted in HK SAR and Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR and Singapore.

The Company’s operations in HK SAR and Singapore are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR and Singapore, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.     Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 15 — RELATED PARTY TRANSACTIONS

(a)     Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI
Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)
Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

(b)    Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

	Note	As of December 31, 2025	As of June 30, 2025
		(Unaudited)	(Audited)
Accoplus Limited	1	$4,863	$11,265

Amounts due to a related party

	Note	As of December 31, 2025	As of June 30, 2025
		(Unaudited)	(Audited)
Accolade IP Limited	2	$—	$8,891

Amount due to a beneficial owner

	Note	As of December 31, 2025	As of June 30, 2025
		(Unaudited)	(Audited)
Mr. Yuen Yuk, HAU	3	$—	$(7,485)

____________

Note:

(1)      Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.

(2)      Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(3)      The balance mainly represented advanced to a beneficial owner. Amount due to a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 15 — RELATED PARTY TRANSACTIONS (cont.)

(c)     Summary of Related Party Transactions:

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

A summary of trade transactions with related parties for six months ended December 31, 2025 and 2024 are listed below:

Corporate secretarial services income from a related party:	For the six months ended December,
	2025	2024
	(Unaudited)	(Unaudited)
Accoplus Limited	$22,828	$22,707
IP registration services fee to related parties:	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Accolade IP Limited	$78,634	$190,399
Winxam Consultancy Pte Limited	—	4,264
	78,634	194,663
Corporate secretarial services fee to a related party:	For the six months ended December,
	2025	2024
	(Unaudited)	(Unaudited)
Winxam Consultancy Pte Ltd	$14,950	$28,879
Marketing expenses to related parties:	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Accolade IP Limited	$15,206	$39,552
Accoplus Limited	34,896	13,321
	50,102	52,873
Professional fee to a related party:	For the six months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Winxam Consultancy Pte Ltd	$1,227	$2,456

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no material pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements for the six months ended December 31, 2025.

NOTE 17 — SUBSEQUENT EVENTS

On January 13, 2026, the Company’s shareholders approved the adoption of a dual-class share structure through the amendment and restatement of the Company’s Memorandum and Articles of Association.

Upon effectiveness, the Company’s authorized share capital is US$400,000 divided into:

•        4,500,000,000 Class A Ordinary Shares, par value US$0.00008 per share; and

•        500,000,000 Class B Ordinary Shares, par value US$0.00008 per share.

Voting Rights

Each Class A Ordinary Share is entitled to one (1) vote per share on all matters submitted to shareholders for approval.

Each Class B Ordinary Share is entitled to fifty (50) votes per share on all matters submitted to shareholders for approval.

Fractional shares are entitled to a proportionate fraction of the applicable voting rights.

Transferability

Class A Ordinary Shares are transferable in accordance with the Company’s Articles of Association and applicable law.

Class B Ordinary Shares are not transferable.

Dividends and Distributions

Holders of Class A Ordinary Shares are entitled to receive dividends when, as, and if declared by the Company and to participate in any distribution of assets upon liquidation.

Holders of Class B Ordinary Shares are not entitled to receive dividends or to participate in any distribution of assets upon liquidation

The Company has assessed all events from December 31, 2025, through June 30, 2026 which is the date that these unaudited condensed consolidated financial statements are available to be issued. All material subsequent events that required disclosure have been disclosed in these consolidated financial statements.